Exhibit 23.1 Consent of Jewett Schwartz Wolfe & Associates

December 18, 2008

To Whom It May Concern:

The firm of Jewett, Schwartz, Wolfe & Associates consents to the inclusion of our report of December 12, 2007 on the audited financial statements of Card Activation Technologies, Inc. as of September 30, 2007 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very Truly Yours,

/s/ Lawrence Wolfe
Lawrence Wolfe, CPA, CVA
Hollywood, Florida

200 South Park Road, Suite 150  •  Hollywood, Florida 33021 •  Main 954.922.5885  •  Fax 954.922.5957  •  www.jsw-cpa.com
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of SEC